UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File No. 0-30148

PHOTOCHANNEL NETWORKS INC.
(Translation of registrant's name into English)

590 - 425 Carrall Street, Vancouver, British Columbia V6B 6E3 Canada
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

PhotoChannel Networks Inc.

Management’s Discussion & Analysis
For the Period Ended March 31, 2008
May 30, 2008

This discussion and analysis is a review of the operating results, financial condition, and business risks of PhotoChannel Networks Inc. (“PhotoChannel”, the “Company”, “we” or “our”). This discussion should be read in conjunction with the Management’s Discussion and Analysis included in PhotoChannel’s 2007 Annual Report and our consolidated financial statements and accompanying notes for the year ended September 30, 2007 and for the three months ended December 31, 2007. The financial information reported herein has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and is presented in Canadian dollars, unless otherwise noted.

This discussion and analysis may contain forward-looking statements. Statements which are not historical facts reflect our views at May 30, 2008 with respect to future events and are subject to certain risks, uncertainties and assumptions. These risks and assumptions include, but are not limited to, changes in the market for our services, changes in the economy, increasing competition in our market, the risk of loss of current customers, risks related to changes in technology, employee retention, inability to deliver on contracts, failure of customers to adequately market the online photo-finishing services they provide, foreign exchange, and risks with respect to our financial capacity. Our actual results could differ materially from those expressed or implied by such forward-looking statements.

Business Highlights

Second quarter financial highlights

•	Total revenue for the quarter of $3,259,499 compared to $1,317,923 for the second quarter of 2007.

•	Transactional revenues for the quarter of $1,904,819 compared to $717,589 for the same period of fiscal 2007.

•	Net loss for the period of $2,622,228 compared to $717,544 during the same period of fiscal 2007.

•	Non-GAAP net loss from operations, excluding non-cash items (amortization and stock based compensation) of $1,201,252 compared to $418,190 for the second quarter of 2007.

•	One time costs related to the setup of a new hosting facility of $155,281.

•
Incremental staffing costs during the quarter as a result of the new customers signed in fiscal 2008 of approximately $400,000 and approximately $180,000 related to the new data centre, both of which were required for future revenue, however, there is no related revenue in this quarter as these sites launched after the end of the quarter.

•	Cash and cash equivalents at March 31, 2008 of $1,521,879.

Operational highlights and subsequent events

•	Successfully launched a new online photo service for Sam’s Club USA in late March 2008

•	Announcement on February 7, 2008 that the Company has signed an agreement with and recently launched online photofinishing services for Wal-Mart Argentina.

•	Announced on February 21, 2008 that a new contract has been signed with Wal-Mart Canada to continue providing and operating the Wal-Mart and Sam’s Club online photo services in Canada.

•
Completed the development of a second Canadian datacentre during the second quarter of fiscal 2008, which will allow the Company to better meet expected local and international future growth and provide third party state-of-the-art hosting facilities for ongoing redundancy and backup.

•
Announced on April 29, 2008 that a three year definitive agreement with Costco USA to provide and operate the Costco online photo service had been signed. This new service will be launching in June 2008.

•	Announced on April 30, 2008 the signing of an agreement with Kodak Australia to provide and operate online photo systems for Kodak and Kodak’s customers in Australia.

•	Announced on May 28, 2008 the signing of an agreement with Kodak (China) Investment Company Limited to provide and operate Kodak’s imaging network in China.

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Period Ended March 31, 2008	Page 2

Business Overview

PhotoChannel has created and manages the open standard PhotoChannel Network environment. The PhotoChannel Network is currently utilized by major photofinishing retailers to provide their consumers with online ordering of images for the development of photos and gifting products. There are more than 10,000 retail locations worldwide now fulfilling print and gifting items from digital images received through the PhotoChannel Network. For more information on the Company visit www.photochannel.com.

In addition to this, on July 2, 2007, the Company acquired all of the outstanding shares of Pixology PLC (“Pixology”). Pixology has created and manages a network environment similar to ours, but also has developed and manages a kiosk software solution. Pixology’s solutions are now being used by more than 3,000 retail locations.

The Company provides its photofinishing retailers with a customer branded online solution, which allows consumers the ability to easily upload and order prints and gifting items from their digital images and pick up these products at the selected retailer location. The Company’s kiosk software allows retailers’ consumers to offload and print digital images and gifting products from their digital media in-store at retail locations.

PhotoChannel provides all of these services through four third-party hosting facilities, two of which are located in Canada and the other two in the United Kingdom. The Company’s infrastructure and models permit managed growth while keeping authority and responsibility within its operational teams that deliver the services.

Our strategy for growth is to:

•	Contract or partner with established retail chains in the photofinishing industry;
•	Contract or partner with web portals which offer their customers the ability to order prints and gifting products from our retail partners,
•	Maintain service and product excellence for strong customer retention and development;
•	Maintain a close relationship with our customers by providing marketing solutions that encourage new users to the online solution; and
•	Provide a workplace conducive to attracting and retaining talented people.

Seasonality of operations

Demand for photofinishing products is highly seasonal, with a significant proportion of orders placed and related transactional revenues being generated during the Company’s first fiscal (fourth calendar) quarter. The Company’s limited operating history, coupled with its rapid growth may have overshadowed seasonal or cyclical factors which might have influenced business to date. Due to the seasonal nature of our business, the results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the fiscal year.

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Period Ended March 31, 2008	Page 3

Market Segmentation

The Company’s only reportable segment is the provision of digital image delivery, hosting and storage for photofinishing retailers.

Revenue by geographic region

Prior to the acquisition of Pixology, the Company’s sales were primarily in Canada and the United States. The acquisition, however, has positioned the Company such that it is able to gain exposure to the United Kingdom marketplace through already established business arrangements and customer relationships. As a result of this, the percentage of total company revenue generated from North America has fallen from 99% in the second quarter of fiscal 2007 to 46% in the second quarter of fiscal 2008. 54% of the Company’s revenue was earned in the United Kingdom during the three months ended March 31, 2008.

Results from operations

Six Months Ended March 31, 2008

Revenue

	Six Months Ended	Six Months Ended
Description	March 31, 2008	March 31, 2007	Change	% Change

Transaction fees	$4,923,301	$1,761,784	$3,161,517	179%
Installation fees	1,958,136	423,119	1,535,017	363%
Membership fees	325,687	467,642	(141,955)	(30%)
Professional fees	256,571	156,633	99,938	64%
Archive fees	94,398	30,007	64,391	215%

Total	$7,558,093	$2,839,185	$4,718,908	166%

Results for the six months ended March 31, 2008 are significantly different to those reported for the respective period in 2007. This is due to a combination of the acquisition of Pixology during the fourth quarter of 2007 and the organic growth of PhotoChannel’s existing operations over the past twelve months.

The Pixology operations contributed $4,457,564 of revenue during the six months ended March 31, 2008, while PhotoChannel’s operations contributed $3,100,529.

All revenue line items showed strong growth with the exception of Membership fees which fell 30% compared to the same period of fiscal 2007.

Transactional fees increased 179% compared to the same period of fiscal 2007, due to both the acquisition of Pixology as well as the consumers continued adoption of an online solution in the marketplace.

Installation fees increased 363% compared to the same period last year primarily due to the acquisition of Pixology and their license fee revenue.

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Period Ended March 31, 2008	Page 4

Membership fees decreased by 30% as compared to the same period of fiscal 2007, as certain retailers have started to assume responsibility for their own customer support.

The company has seen growth in professional fees, which were up 64% compared to the same period of last year. The Company believes that this trend is important to the future growth of an online solution, as professional fees primarily relate to the Company assisting its customers with email marketing to consumers. We believe that by tracking the success rates of these campaigns we will be able to demonstrate further, the value of these campaigns to our customers in future periods, resulting in continued revenue growth in transactional fees.

Storage fees of $94,000 were earned during the six month period ending March 31, 2008, compared to $30,000 for the same period in 2007. This increase was the result of certain customers reaching pre-determined thresholds, after which we charge a monthly storage fee. Our customers remain in charge of the business rules offered to their consumers around storage and therefore future revenue growth in this area could be curtailed should our customer(s) stop providing unlimited free storage

Expenses

	Six Months Ended	Six Months Ended
Description	March 31, 2008	March 31, 2007	Change	% Change

Network delivery	$3,467,794	$771,908	$2,695,886	349%
Research and development	3,317,074	1,324,726	1,992,348	150%
General and administration	1,958,650	937,574	1,021,076	109%
Sales and marketing	621,980	368,776	253,204	69%
Amortization	1,888,618	232,697	1,655,921	711%

Total	$11,254,116	$3,635,681	$7,618,435	210%

Expenses for the six month period ended March 31, 2008 are 210% greater than the six month period ended March 31, 2007.

There are a number of factors which have resulted in this significant increase in expenditures year-on-year; including the acquisition of Pixology and the related ongoing cost of those operations which are now included in our results, the increase in quarterly amortization experienced as a result of the acquisition through the recognition of intangible assets on our balance sheet, along with additional hardware associated with our new data centre and our recent success in securing a number of new contracts which has resulted in an increase in employee costs during the first two quarters of fiscal 2008, prior to the recognition of associated revenues from these contracts.

The cost structure of Pixology’s operations is different to that of PhotoChannel in a number of ways. Most significantly, Pixology often contract with the gifting fulfillers and take responsibility for ensuring that orders made through the online photo sites of retailer customers are completed. As a result of this, Pixology recognizes the gross amount of sales made to the end consumer in these instances, together with the associated cost of goods sold. This cost of goods sold is recorded within network delivery costs and amounted to $2,372,000 for the six months ended March 31, 2008.

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Period Ended March 31, 2008	Page 5

This is in contrast to the PhotoChannel operations where responsibility for ensuring orders are fulfilled rests with the retailer resulting in only the transaction fee earned by the Company being recorded in the financial statements.

Employee and consultant costs, excluding those incurred by Pixology have increased by 46% to $3,316,164 year-on-year, primarily as a result of increased stock-based compensation expense, increased customer support staff and as a result of increasing the number of development staff during the past six months as the Company has worked to develop customized online photo solutions for our new customers, including Sam’s Club USA, Costco USA, Loblaws, Kodak Australia and Kodak China as well as continuing to provide ongoing support and development services to our existing client base.

Amortization for the six months ended March 31, 2008 has increased by 711% to $1,888,618, as a result of two factors; firstly, the recognition of intangible assets as a result of the Pixology acquisition which amounts to approximately $580,000 per quarter for a period of 12 quarters and secondly, as a result of the large level of capital expenditure that has been undertaken during the past six months as a second Canadian datacenter has been established in Toronto.

Results from operations

Three Months Ended March 31, 2008

Revenue

	Three Months Ended	Three Months Ended
Description	March 31, 2008	March 31, 2007	Change	% Change

Transaction fees	$1,904,819	$717,589	$1,187,230	165%
Installation fees	985,073	280,056	705,017	252%
Membership fees	155,365	235,163	(129,798)	(55)%
Professional fees	119,844	70,115	49,729	71%
Archive fees	94,398	15,000	79,398	529%

Total	$3,259,499	$1,317,923	$1,941,576	147%

Revenues for the second quarter of fiscal 2008 were $3,259,499 or 147% greater than in the same period of fiscal 2007. While an element of this was as a result of acquiring Pixology in the latter part of 2007, underlying revenue from existing operations prior to the acquisition have continued to increase period on period.

Transaction fees represent 58% of total revenue for the second quarter of fiscal 2008 compared to 54% in fiscal 2007. Although the Company continues to pursue its long-term goal of moving towards a transactional based revenue model, 2008 has so far seen strong revenue being generated through license fees at a number of its UK based customers and also through site installation fees as a number of new customers have been secured both of which are presented as installation fees in our financial statements. Stronger revenue from these sources has resulted in the overall percentage of revenue being earned from transaction fees showing a lower period on period increase than has been experienced in the past.

Excluding the results of Pixology for the quarter, transaction fees represent 66% of the total revenue of the operations that were in existence prior to the acquisition. Transaction growth came primarily from continued organic growth in the usage of the PhotoChannel network by the customers of our retail partners.

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Period Ended March 31, 2008	Page 6

Transaction fees now represent the single largest source of revenue for the Company and are expected to increase in size in future periods as the popularity of existing retail customer’s photo sites increases and additional photo sites are launched for new customers.

Installation fees increased by $705,017 in the second quarter of fiscal 2008 compared to fiscal 2007, primarily as a result of revenue earned through Pixology relating to license fees charged to customers. These license fees are an annual fee for the use of software and are recognized into revenue over the period to which access to services are provided. Installation fees in PhotoChannel were $167,412 lower in the second quarter of fiscal 2008 compared to fiscal 2007. This is a direct result of the majority of its customers having previously connected their stores to the PhotoChannel Network and is in line with management’s expectations. Revenue from this source is not expected to be recurring in nature and will fluctuate depending on the level of new connections to our Network over a particular period of time.

Membership fees, representing monthly fixed fees charged to customers based on the number of locations they have connected to the PhotoChannel network decreased in the second quarter of fiscal 2008 compared to fiscal 2007 by 55% to $155,365. This decrease is a result of amendments made to contracts with certain customers during the current fiscal year resulting from these customers assuming more of the costs related to their sites’ customer support..

Professional fees have increased by 71% to $119,844 in the second quarter of fiscal 2008 compared to fiscal 2007. Although we offer a number of distinct services to our customers which generate revenue in this category, consistent with the results seen during the first quarter, the main driver of professional fee revenue for us during 2008 is e-mail marketing campaigns run on behalf of a number of our customers. These campaigns continue to increase in popularity as our retail customers experience increased sales volumes that can be directly linked to the running of individual campaigns. We expect to continue assisting our customers in the future in order to drive additional orders through the PhotoChannel Network.

Archive fees of $94,398 were earned during the second quarter of 2008. These fees, which are earned as a result of storing images processed through our retail customer’s photo sites on their behalf are only earned when certain storage levels are exceeded. The level of ongoing fees from this source is therefore dependent on policies and practices adopted by our retail customers as they control the business rules around storage to their customers, potentially resulting in the size thresholds which result in charges arising not being reached. Revenue from this source may therefore fluctuate during future periods.

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Period Ended March 31, 2008	Page 7

Expenses

	Three Months Ended	Three Months Ended
Description	March 31, 2008	March 31, 2007	Change	% Change

Network delivery	$1,644,677	$441,588	$1,203,089	272%
Research and development	1,823,038	730,196	1,092,842	150%
General and administration	878,758	547,160	331,598	61%
Sales and marketing	351,737	218,355	133,382	61%
Amortization	1,098,961	122,730	976,231	795%

Total	$5,797,171	$2,060,029	$3,737,142	181%

Expenses increased by $3,737,142, or 181% during the second quarter of fiscal 2008 compared to fiscal 2007. 71% of this increase was as a result of the costs incurred by Pixology during the period.

Network delivery costs increased $1,203,089, or 272% during the second quarter of fiscal 2008. 82% or $984,062 of this increase can be attributed to costs incurred by Pixology during the period. The remaining $219,027 of increased costs, which were incurred by PhotoChannel, are as a result of an increase in customer service salaries of $98,000 as staff numbers were increased to service signed new customers and the Company’s growing customer base and an increase of $183,000 in data storage and hosting costs resulting from the establishment of a second Canadian datacenter in Toronto during the quarter and the expansion of the Company’s Vancouver datacenter. Although brought into use during the second quarter, the Toronto datacenter will primarily be used for the operation of the Costco USA and SAMS Club USA online photo sites which launch during the third quarter of fiscal 2008. Revenue related to new customers is expected in future quarters. These increased costs were offset by a reduction in the lab installation costs during the quarter which fell in line with the reduction experienced in revenue during the quarter.

The main components of Pixology’s network delivery costs relate to charges incurred for sending data over the internet and employee costs. The cost of sending data over the internet will vary depending on the level of transactions undertaken by customers of our retail partners.

Research and development expenses increased $1,092,842 or 150% period over period. 59% or $640,227 of this increase relates to costs incurred by Pixology. The remaining increase of $452,614 can be attributed to PhotoChannel, representing an increase of 62% in like for like expenditures in this area compared to the second quarter of fiscal 2007. Consistent with the results seen during the first quarter of the year, this increase is due to increased salary and consulting costs incurred as a result of the Company successfully winning new business towards the latter part of fiscal 2007 and the early part of fiscal 2008 and having to incur costs up-front to develop the online solution to be provided to the customer. These increased development efforts have resulted in the completion of a number of projects on behalf of our customers recently, with several more anticipated subsequent to the quarter-end. The completion of these products will result in the Company earning additional revenue in future periods, offsetting the costs that have been incurred up front.

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Period Ended March 31, 2008	Page 8

Research and development expenses incurred by Pixology consist of salary and consultant expenses. While an element of costs arose during the period as a result of dedicated full-time research and development employees, a proportion of the costs were incurred as a result of consultants being hired to work on a number of distinct projects.

General and administration expenses increased $331,598 or 61% period over period. $262,177, representing 79% of this increase related to costs incurred by Pixology. The remaining $69,421 increase was as a result of increased salary expenses, non-cash stock-based compensation expense and audit costs.

General and administration costs incurred by Pixology consist of salaries, legal and professional fees, rent and other office related costs.

Sales and marketing expenses increased by 61% or $133,382 in the first quarter of fiscal 2008 compared to 2007. Costs incurred by Pixology during the quarter totaled $165,133, offsetting a period over period decrease of $31,751, or 15% by PhotoChannel. This decrease was as a result of lower salary and consulting costs incurred in the period, offset by a small increase in non-cash stock based compensation expense.

Sales and marketing costs incurred by Pixology relate primarily to salary and other employee costs.

Amortization increased by 795% period over period to $1,098,961. Approximately $544,000 of this increase relates to amortization of intangible assets acquired when the Company purchased Pixology. The remaining increase is a combination of amortization expense incurred by Pixology and a significant increase seen as a result of the large capital investment undertaken during the quarter establishing a second Canadian datacenter in Toronto.

Cash flows

Six Months Ended March 31, 2008

The Company recorded cash outflows from operations of $2,622,469 during the six months ended March 31, 2008 compared to cash inflows of $1,265,912 during the same period in the prior year. The primary reasons for this being the operating loss reported for the period, changes seen in non-cash working capital items and steps taken during the six months ended March 31, 2008 to pay down a large amount of the Company’s trade accounts payable balances.

Net cash outflows from investing activities were $3,233,418 during the period, compared to $610,135 during the comparable period in 2007. This expenditure during the six months ended March 31, 2008 represents the significant investment made by the Company to establish a second Canadian datacentre located in Toronto, Ontario. The establishment of this second Canadian datacentre which spanned several months is now completed and operational and provides the Company with the necessary capacity to meet expected growth over the foreseeable future.

Movements in foreign exchange rates impacted cash and cash equivalent balances in the six month period by $121,034, primarily as a result of the operations of Pixology being conducted in the United Kingdom.

At March 31, 2008 the Company had cash and cash equivalents of $1,521,879 compared to $3,246,134 at March 31, 2007.

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Period Ended March 31, 2008	Page 9

Cash flows

Three Months Ended March 31, 2008

The Company recorded cash outflows from operations of $1,815,741 for the three months ended March 31, 2008 as a result of the operating loss posted for the quarter and movements in non-cash working capital items, including the payment of trade accounts payable totaling $2,519,917 which was offset by cash collected from customers of $1,507,841.

The second quarter also saw the majority of payments made regarding the new datacenter in Toronto, with $2,472,633 being spent on capital additions, a significant proportion of the total expenditure of $3,259,159 made during the year to date.

As a result of the large investments made during the quarter both with respect to the purchase of capital assets and the employment of additional development staff to work on the large number of our current projects, overall cash and cash equivalents reduced by $4,060,401 to $1,521,879 at March 31, 2008.

Contingencies and commitments

As of May 30, 2008, there were no legal proceedings material to the Company to which the Company or its subsidiaries are a party, or to which their property is subject, nor to the best of the knowledge of management, are any such legal proceedings contemplated.

Liquidity and capital resources

As at March 31, 2008, the Company had negative working capital of $1,184,418 compared to working capital of $4,117,841 as at September 30, 2007. The cash and cash equivalents on hand, at the period ended were $1,521,879.

This reduction during the six months ended March 31, 2008 represents the significant investment that we have made towards our future operations; through both the purchase of capital assets and the employment of development staff to work on the large number of new projects that have been secured recently. As development of these projects is completed, they will not only allow us to reduce costs, but begin generating revenue for the Company, improving the operating results and having a positive impact on working capital levels.

With the exception of the recent capital lease, the Company does not have any borrowing or debt facilities and settles its financial obligations out of cash and cash equivalents. The ability to do this relies on the Company collecting its accounts receivables in a timely manner and maintaining sufficient cash on hand.

The Company manages liquidity risk through ongoing review of accounts receivable balances and the following up of amounts past due and the management of its cash and cash equivalents and their allocation between cash on hand and short-term deposit.

During fiscal 2007, the Company completed its acquisition of Pixology. Pixology has a proven and accepted in-store kiosk software which has been well received by its customers and which complements the technology developed by PhotoChannel. When we acquired Pixology, we stated that the acquisition would allow both companies access to an expanded customer base as part of the enlarged group and that by operating as a larger group would allow us to compete with major competitors more effectively than on an independent basis. We believe that this statement is being proven to be correct through our announcements during the past six months of agreements put in place to work with a number of high profile customers, including Costco USA, Sam’s Club USA, Kodak Australia and Kodak China.

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Period Ended March 31, 2008	Page 10

Notwithstanding the above, the Company has a limited operating history and successful implementation of our business strategy depends on numerous factors including economic, competitive and other conditions and uncertainties, the ability to hire and retain qualified personnel, the ability to obtain financing for continued development and commercialization of its products. Adverse economic or competitive conditions or the failure to hire and retain qualified personnel or obtain financing when required could affect our operations in the future.

The contractual obligations and payments due for each of the next three years have not materially changed from the Management’s Discussion and Analysis presented in the 2007 Annual Report.

Related Party Transactions

During the six month period ended March 31, 2008, the Company advanced loans to officers of the Company in the amount of $68,000 with interest payable at a rate of 7% per annum. Included in accounts receivable at March 31, 2008 is $69,971, comprising the principal amount and accrued interest. These loans fall due for repayment within one year from the date of issue. At September 30, 2007, an amount of $48,615 was due from an officer of the Company. This amount was repaid in full on October 25, 2007.

During the six month period ended March 31, 2008, the Company incurred legal fees of $65,968 (period ended March 31, 2007 - $74,863) for services provided by a law firm of which a director of the Company is a partner. Accounts payable and accrued liabilities at March 31, 2008 included $21,862 (September 30, 2007 $47,334) related to these services.

During the six month period ended March 31, 2008, the Company incurred expenses in relation to setting up e-mail marketing campaigns on behalf of a number of our retail customers of $37,360 (period ending March 31, 2007 - $nil) with a company of which a director of the Company is Chairman and Chief Executive Office. Accounts payable and accrued liabilities at March 31, 2008 included $9,230 (September 30, 2007 - $nil) related to these services. The amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Period Ended March 31, 2008	Page 11

Income taxes

Since inception, PhotoChannel has sustained significant tax losses and continues to strive to generate sufficient revenues to cover its operating costs in an industry characterized by rapid technological change. In fiscal 2007, given sufficient uncertainty regarding the realization of future income tax assets, and in line with its current accounting practices, PhotoChannel determined that it was appropriate to take a full valuation allowance against the future income tax assets.

Condensed quarterly financial information

The following table provides selected quarterly information for our eight most recent quarters. This information is unaudited, but reflects all adjustments of a normal, recurring nature which are, in the opinion of management, necessary to present a fair statement of our results of operations for the periods presented. Quarter-to-quarter comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indicator of future performance.

	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007	Jun 30, 2007

Revenue	$3,259,499	$4,298,594	$3,399,181	$1,272,962
Net loss for the period	2,622,228	1,082,600	3,677,850	1,639,651
Basic and diluted loss per share	0.08	0.03	0.11	0.06

	Mar 31, 2007	Dec 31, 2006	Sep 30, 2006	Jun 30, 2006

Revenue	$1,317,923	$1,521,262	$1,390,771	$1,310,520
Net loss for the period	717,544	37,191	185,404	1,025,636
Basic and diluted loss per share	0.03	-	0.01	-

Quarterly revenue breakdown

	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007	Jun 30, 2007

Transaction fees	$1,904,819	$3,018,482	$2,252,270	$809,469
Installation fees	985,073	973,063	787,581	151,752
Membership fees	155,365	170,322	199,045	199,395
Professional fees	119,844	136,727	145,286	97,342
Archive fees	94,398	-	14,999	15,004
	$3,259,499	$4,298,594	$3,399,181	$1,272,962

	Mar 31, 2007	Dec 31, 2006	Sep 30, 2006	Jun 30, 2006

Transaction fees	$717,589	$1,044,195	$660,593	$482,938
Installation fees	280,056	143,063	397,114	472,639
Membership fees	235,163	232,479	225,788	196,607
Professional fees	70,115	86,518	86,013	128,218
Archive fees	15,000	15,007	21,263	30,119
	$1,317,923	$1,521,262	$1,390,771	$1,310,521

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Period Ended March 31, 2008	Page 12

Outstanding share information

The following table provides outstanding share information for the Company as at March 31, 2008 and May 30, 2008.

	May 30, 2008	Mar 31, 2008

Authorized
Common shares	Unlimited	Unlimited
Preferred shares	Unlimited	Unlimited

Issued and outstanding
Common shares	33,394,721	33,384,738
Preferred shares	-	-

Options
Outstanding	2,969,063	2,991,363
Exercisable	1,637,811	1,531,784

Warrants
Outstanding	4,857,147	4,857,147
Exercisable	4,847,147	4,857,147

Changes in accounting policies

During the six month period ended March 31, 2008, the Company adopted a number of new accounting standards.

Capital Disclosures

Effective October 1, 2007, the Company adopted the recommendations included in the Canadian Institute of Chartered Accountants (“CICA”) handbook, section 1535, Capital Disclosures. The new standard requires disclosure of qualitative and quantitative information that enables users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital.

Financial instruments

On October 1, 2007, the Company adopted CICA Handbook Section 3862, Financial Instruments - Disclosures and section 3863, Financial Instruments - Presentation.

Section 3862 requires disclosure about the significance of financial instruments for an entity’s financial position, the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.

Sections 3862 and 3863 replace Section 3861, Financial Instruments - Disclosure and Presentation.

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Period Ended March 31, 2008	Page 13

The additional disclosures, required as a result of the adoption of these standards, have been included in Note 7, Financial Instruments of the consolidated financial statements for the three and six months ended March 31, 2008.

Accounting Changes

On October 1, 2007, the Company adopted the recommendations of CICA Section 1506 Accounting Changes. This Handbook section provides for expanded disclosures to be made relating to changes in accounting policies, accounting estimates and corrections of errors. Under the new standard, accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policy are made only when required by a primary source of GAAP or the change results in more relevant and reliable information. The Company has not had any such changes which impact the interim financial statements.

Determining whether a contract is routinely denominated in a single currency

Effective January 1, 2008, the Company adopted CICA Emerging Issues Committee (EIC) 169, Determining whether a contract is routinely denominated in a single currency. EIC 169 provides guidance on how to interpret one particular requirement of CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement relating to the accounting for contracts entered into which are denominated in a foreign currency. The adoption of this EIC had no impact on the Company’s consolidated financial statements.

Inventories

Effective January 1, 2008, the Company adopted CICA Handbook Section 3031, Inventories, which has replaced Section 3030 with the same title. This Section aligns Canadian GAAP with International Financial Reporting Standards and establishes four basic principles: Inventory should be measured at the lower of cost and net realizable value; the cost of inventory includes costs directly attributable to its acquisition as well as an appropriate portion of fixed and variable production overheads; if the units in inventory are interchangeable, their cost should be determined using either a first-in first-out or weighted average cost formula; and write-downs of inventory to its net realizable value should be reversed if the value subsequently recovers. The adoption of this Handbook Section had no impact on the Company’s consolidated financial statements.

Recent Canadian GAAP pronouncements

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets which will replace Handbook Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. This revision aligns Canadian GAAP with International Financial Reporting Standards and establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This section applies to fiscal years beginning on or after October 1, 2008 and will be adopted by the Company on that date. Management is currently in the process of determining the impact of this standard on the Company’s consolidated financial statements.

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Period Ended March 31, 2008	Page 14

Recent US GAAP pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FAS 157, Fair Value Measurements. FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. These definitions would be applied effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently assessing the impact of this statement.

In February 2007, the FASB issued FAS No. 159, The Fair Value for Financial Assets and Financial Liabilities ("FAS No. 159"). FAS No. 159 permits entities to choose to measure financial assets and liabilities, with certain exceptions, at fair value at specified election dates. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. FAS No. 159 is effective for the Company in fiscal years beginning October 1, 2008. The Company is currently evaluating the impact of FAS No. 159 on its consolidated financial position and results of operations.

In December 2007, the FASB issued FAS No. 141(R), Business Combinations ("FAS 141(R)”). FAS 141(R) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. FAS 141(R) also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is effective for the Company in fiscal years beginning October 1, 2009. This standard will only be applicable to acquisitions after October 1, 2009. While the Company has not yet evaluated this statement for the future impact of FAS 141(R), the Company does not expect FAS 141(R) to have any impact on its consolidated financial position and results of operations related to its current businesses.

In December 2007, the FASB issued FAS No. 160, Non-controlling Interests in Consolidated Financial Statements.  FAS 160 requires ownership interests in subsidiaries held by other parties to be classified as equity in the consolidated financial statements and changes in ownership interests in a subsidiary to be accounted for as equity transactions. Deconsolidation of a subsidiary is to be accounted for at fair value.  FAS 160 is applicable for fiscal years beginning on or after December 15, 2008 on a prospective basis, except for the presentation and disclosure requirements which are to be applied to all periods presented.  The Company does not currently have any partially owned subsidiaries and does not expect, based on its current structure, the adoption to have any significant impact.

In May 2008, the FASB issued FASB No. 162, The Hierarchy of Generally Accepted Accounting Principles (“FAS 162”). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for non-governmental entities. For non-governmental entities, the guidance in FAS 162 replaces that prescribed in Statement on Auditing Standards (SAS) No. 69, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles and becomes effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the impact of FAS No. 162 on its consolidated financial position and results of operations

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Period Ended March 31, 2008	Page 15

Issued in April 2008, FASB Staff Position 142-3, "Determination of the Useful Life of Intangible Assets" (“FSP 142-3”) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB No. 142, Goodwill and Other Intangible Assets. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), Business Combinations, and other U.S. generally accepted accounting principles (GAAP).

FSP 142-3 shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in paragraphs 7-11 of this FSP shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements in paragraphs 13-15 shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date.

Issued in February 2008, FASB Staff Position 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" amends FASB Statement No. 157, Fair Value Measurements, to exclude FASB Statement No. 13, Accounting for Leases, and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under FASB Statement No. 141, Business Combinations, or No. 141 (revised 2007), Business Combinations, regardless of whether those assets and liabilities are related to leases. The Company is currently evaluating the impact of FSP FAS No. 157-1 on its consolidated financial position and results of operations

Issued in February 2008, FASB Staff Position 157-2, "Effective Date of FASB Statement No. 157" delays the effective date of FASB Statement No. 157, Fair Value Measurements, for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Period Ended March 31, 2008	Page 16

Critical accounting estimates

PhotoChannel prepares its financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based upon historical experience and various other assumptions that are believed to be reasonable under the circumstances. These estimates are evaluated on an ongoing basis and form the basis for making judgments regarding the carrying values of assets and liabilities and the reported amount of revenues and expenses. Actual results may differ from these estimates under different assumptions.

Stock-based compensation

The Company grants stock options to directors, employees and consultants of the Company as an element of compensation. The cost of the service received as consideration is measured based on an estimate of fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the related service period with a corresponding increase in contributed surplus. On exercise of stock options, consideration received together with the compensation expense previously recorded to contributed surplus is credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option.

Goodwill and intangible assets

Intangible assets acquired both individually or with a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values. Intangible assets with finite useful lives are amortized over their estimated useful lives. The amortization methods and estimated useful lives of intangible assets are reviewed annually. Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss would be recognized in income for the excess, if any.

Intangible assets with finite useful lives, including acquired software and customer relationships, are amortized over their estimated useful lives of three years.

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination. Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill of the reporting unit is considered to be impaired when the carrying amount of the reporting unit exceeds its fair value. An impairment loss, if any, would be recognized as a separate line item in the statement of earnings.

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Period Ended March 31, 2008	Page 17

The process of determining the nature and amount of the individual intangible assets calls for considerable use of judgment, and requires all parties involved to make estimates and assumptions regarding future cash flow projections, future operating costs and appropriate discount rates to be used in the calculations. These determinations impact the amount that is initially recorded as goodwill or other intangible assets and the amortization expense to be recognized in future periods over the estimated useful lives of the intangible assets. Changes in estimates and assumptions can affect the reported value of goodwill and other intangible assets with indefinite useful lives.

Future income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the tax basis of assets and liabilities and their respective reported amounts, and tax losses carried forward. The resulting changes in the net future income tax asset or liability are included in income. Future income tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income when a change in tax rates is substantively enacted. Future income tax assets are evaluated periodically and if realization is not considered “more likely than not” a valuation allowance is provided.

At the end of the Company’s latest fiscal year, it had non-capital losses for Canadian tax purposes of approximately $20,307,000 that are available for carry forward to reduce taxable income in future years. In addition, the Company had $25,600,000 (£12,600,000) of losses for tax purposes in the United Kingdom which are available to reduce taxable income in future periods. The Company believes there is sufficient uncertainty regarding the realization of future income tax assets such that a full valuation allowance is appropriate.

Business risks

PhotoChannel is subject to various risks and uncertainties that can significantly affect its financial performance. Key risks include the following:

Market and competition

There are inherent risks in the market for technological solutions. With the recent mass acceptance of the digital camera and camera cellular phone, the photography industry is quickly moving to employ an online technology, such as that offered by the Company. PhotoChannel’s primary competition consists of very large, established corporations which can afford to meet the ever changing demands of this marketplace. To the extent that PhotoChannel does not have, or cannot continue to raise, the funds necessary to expand its market offering or to penetrate this market in a timely and cost effective manner, or achieve cost-effective pricing for its services, the Company’s business growth could be adversely affected.

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Period Ended March 31, 2008	Page 18

Changes in technology

The markets in which PhotoChannel operates are characterized by changing technology and evolving industry standards. The Company’s ability to anticipate changes in technology, technical standards and service offerings is a significant factor in its ability to compete or expand into new markets. With limited experience in meeting customer requirements, there can be no assurance that the Company will be successful in continuing to identify, develop and market service offerings that will respond to technological change, evolving standards or individual customer standards and requirements.

Dependence on key people

PhotoChannel’s growth and continued success depend on its ability to attract, retain, train and motivate highly skilled people. There can be significant competition for such people. There can be no assurance that the Company can retain its current key employees or attract and retain additional employees as needed. The loss of certain key employees could have an adverse impact upon the Company’s growth, business and profitability.

Potential for liability

There is a risk that the Company’s systems may contain errors or defects or fail to perform. The Company currently contractually limits its liability for damages arising from its provision of services. While this is true of the vast majority of the Company’s contracts today, such limitations of liability may not have been included in all of the Company’s contractual arrangements in the past. Where such limitations have been included, there can be no assurance that they will be enforceable in all circumstances and will protect the Company from liability for damages. Furthermore, litigation regardless of contracts could result in substantial cost to the Company, divert management’s attention and resources from the Company’s operation, and result in negative publicity that may impair the Company’s ongoing marketing efforts.

Currency exchange risk

The Company has customers in the United States and the United Kingdom and is therefore exposed to fluctuations in the value of the U.S. dollar and U.K. pound against the Canadian dollar. At this time the Company does not employ a hedge program. However, if there is a material change in circumstances and if the Company’s expansion into either the U.S. or U.K. marketplaces place results in either a significant increase in revenues or expenses, then the level of the Company’s risks to changes in the exchange rate could become important. Monetary assets and liabilities denominated in a currency that is not the primary or functional currency of the related subsidiary are translated to the functional currency of the subsidiary at the rate of exchange in effect at the balance sheet date with any resulting gain or loss included in the statement of loss. The Company translates the assets and liabilities of self-sustaining foreign operations to Canadian dollars at the rate of exchange prevailing at the balance sheet dates. Gains and losses resulting from these translation adjustments for self-sustaining foreign operations are recorded in accumulated other comprehensive income, a component of shareholders’ equity, until there is a realized reduction in the net investment in the foreign operation.

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Period Ended March 31, 2008	Page 19

Management’s statement of responsibility

The consolidated financial statements contained in this report have been prepared by management in accordance with generally accepted accounting principles and have been approved by the Board of Directors. The integrity and objectivity of the consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in this report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

Management maintains a system of internal accounting controls to provide reasonable assurance that the Company’s assets are safeguarded and accounted for, and to facilitate the preparation of relevant, reliable, and timely financial information. Where necessary, management uses its best judgment to make estimates required to ensure fair and consistent presentation of this information.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

There has been no change in our internal control over financial reporting during the Company’s second quarter of fiscal 2008, ended March 31, 2008 that has materially affected or is reasonably likely to materially affect, our internal control over financial reporting.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and exercises this responsibility principally through the Audit Committee. The Audit Committee includes three directors, two of whom are not involved in the daily operations of the Company. The functions of the Audit Committee are to review the quarterly and annual consolidated financial statements; review the adequacy of the system of internal controls; review any relevant accounting, financial and security regulatory matters; and recommend the appointment of external auditors.

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Period Ended March 31, 2008	Page 20

Forward looking statements

This Management’s discussion and analysis contains statements about expected future events and financial and operating results of PhotoChannel Networks Inc. that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. These forward-looking statements are based on current expectations. There is substantial risk that forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on the Company’s forward-looking statements as a number of factors including, but not limited to, changes in the market for our services, changes in the economy, increasing competition in our market, the risk of loss of current customers, risks related to changes in technology, employee retention, inability to deliver on contracts, failure of customers to adequately market the online photo-finishing services they provide, foreign exchange, and risks with respect to our financial capacity could cause actual future results, conditions, actions or events to differ materially from targets, expectations, estimates or intentions expressed in the forward-looking statements; many of which are beyond the Company’s control.

Future events and results may vary significantly from what the Company currently foresees. We are under no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the section entitled “Business Risks”.

Additional information

Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov/edgar.shtml

PhotoChannel Networks Inc.
Management’s Discussion and Analysis
For the Period Ended March 31, 2008	Page 21

PhotoChannel Networks Inc.

Unaudited Interim Consolidated Financial Statements
For the period ended March 31, 2008

PhotoChannel Networks Inc.
Consolidated Balance Sheets
Unaudited - Prepared by Management
(expressed in Canadian dollars)

	March 31, 2008	September 30, 2007

Assets

Current assets
Cash and cash equivalents	$1,521,879	$7,405,034
Accounts receivable (note 9)	3,204,486	4,045,035
Prepaid expenses and other current assets	475,536	523,356
	5,201,901	11,973,425

Property and equipment	6,614,559	2,760,545

Deferred expenses	56,127	89,804

Intangible assets	4,984,187	6,067,614

Goodwill	4,881,958	4,867,231
	$21,738,732	$25,758,619

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$5,281,762	$7,510,751
Current portion of deferred revenue	490,140	344,833
Current portion of capital lease obligations (note 14)	614,417	-
	6,386,319	7,855,584

Deferred revenue	149,965	171,210
Long-term portion of capital lease obligations (note 14)	634,047	-
Asset retirement obligations	125,642	120,699
	7,295,973	8,147,493

Shareholders’ Equity
Share capital	$65,445,118	$65,293,214
Warrants	4,961,826	4,961,826
Contributed surplus	10,570,559	10,215,777
	80,977,503	80,470,817
Deficit	(65,754,950)	(62,050,122)

Accumulated other comprehensive loss (note 10)	(779,794)	(809,569)
	(66,534,744)	(62,859,691)
	14,442,759	17,611,126
	$21,738,732	$25,758,619

Approved by the Board of Directors
“Cory Kent”	Director	“Peter Fitzgerald”	Director

The accompanying notes are an integral part of these consolidated financial statements

PhotoChannel Networks Inc.
Consolidated Statements of Loss and Comprehensive Loss
Unaudited - Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended		Six Months Ended
	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007

Revenue	$3,259,499	$1,317,923	$7,558,093	$2,839,185

Expenses
Network delivery	1,644,677	441,588	3,467,794	771,908
Research and development	1,823,038	730,196	3,317,074	1,324,726
General and administration	878,758	547,160	1,958,650	937,574
Sales and marketing	351,737	218,355	621,980	368,776
Amortization	1,098,961	122,730	1,888,618	232,697
	5,797,171	2,060,029	11,254,116	3,635,681

Net loss before the undernoted	(2,537,672)	(742,106)	(3,696,023)	(796,496)
Foreign exchange loss	(147,136)	(1,407)	(145,674)	(1,979)
Interest income	36,839	25,969	111,128	43,740
Gain on disposal of property, plant & equipment	25,741	-	25,741	-
	(84,556)	24,562	(8,805)	41,761
Net loss	(2,622,228)	(717,544)	(3,704,828)	(754,735)

Other comprehensive loss:
Unrealized foreign exchange gain on translation of self sustaining foreign operations (note 10)	525,776	-	29,775	-
Comprehensive loss	$(2,096,452)	$(717,544)	$(3,675,053)	$(754,735)

Basic and fully diluted net loss per share	$(0.08)	$(0.03)	$(0.11)	$(0.03)

Weighted average number of common shares outstanding	33,347,087	25,414,566	33,340,411	25,414,566

The accompanying notes are an integral part of these consolidated financial statements

PhotoChannel Networks Inc.
Consolidated Statements of Deficit
Unaudited - Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended		Six Months Ended
	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007

Balance, beginning of period	$(63,132,722)	$(56,015,077)	$(62,050,122)	$(55,977,886)

Net loss for the period	(2,622,228)	(717,544)	(3,704,828)	(754,735)

Balance, end of the period	$(65,754,950)	$(56,732,621)	$(65,754,950)	$(56,732,621)

The accompanying notes are an integral part of these consolidated financial statements

PhotoChannel Networks Inc.
Consolidated Statements of Cash Flows
Unaudited - Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended		Six Months Ended
	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007

Cash flows from operating activities	$(2,622,228)	$(717,544)	$(3,704,828)	$(754,735)
Net loss for the period
Items not affecting cash
Amortization	1,098,961	122,730	1,888,618	232,697
Stock-based compensation expense	237,459	201,186	412,919	320,669
Unrealized foreign exchange loss	133,111	-	135,685	-
Gain on disposal of property, plant & equipment	(25,741)	-	(25,741)	-
Accretion expense	2,200	-	4,363	-
	(1,176,238)	(393,628)	(1,288,984)	(201,369)
Net change in non-cash working capital items:
Accounts receivable	1,507,841	266,406	822,379	556,954
Prepaid expenses and other current assets	136,513	175,137	48,453	(66,816)
Accounts payable and accrued liabilities	(2,519,917)	1,248,969	(2,357,204)	1,221,401
Changes in deferred expenses	16,839	(238,997)	33,677	(222,159)
Changes in deferred revenue	219,221	3,777	119,210	(22,099)
	(1,815,741)	1,061,664	(2,622,469)	1,265,912

Cash flows from investing activities
Purchase of property and equipment	(2,472,633)	(170,223)	(3,259,159)	(610,135)
Proceeds on disposal of property, plant & equipment	25,741	-	25,741	-
	(2,446,892)	(170,223)	(3,233,418)	(610,135)

Cash flows from financing activities
Proceeds on exercise of options and warrants	65,000	321,689	93,766	1,839,185
Increase in cash held in trust	-	(17,456,517)	-	(17,456,517)
Issuance of common shares and warrants - net proceeds	-	16,185,674	-	16,185,674
	65,000	(949,154)	93,766	568,342
Effect of changes in foreign exchange rates on cash and cash equivalents	137,232	-	(121,034)	-
(Decrease) increase in cash and cash equivalents during the period	(4,060,401)	(57,713)	(5,883,155)	1,224,119

Cash and cash equivalents - beginning of period	5,582,280	3,303,847	7,405,034	2,022,015

Cash and cash equivalents - end of period	$1,521,879	$3,246,134	$1,521,879	$3,246,134

The accompanying notes are an integral part of these consolidated financial statements

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

1.	Nature of operations

PhotoChannel Networks Inc. (the “Company”) offers the photofinishing retailer and its customers an online and in-store solution for producing prints and gifting products from their digital images. The Company’s online platform electronically connects the photofinishing retailer and its customers through the internet and provides digital image delivery, hosting, transaction processing and storage. The Company, through its wholly-owned subsidiary, Pixology PLC, provides the photofinishing retailer with kiosk software which allows consumers to offload digital images from their digital media and order prints and gifting products within the retailer’s locations. The kiosk software is also connected to the Company’s online platform permitting customers in-store to order gifting products from the kiosk, which are then transmitted from the kiosk to a remote fulfillment facility.

2.	Summary of significant accounting policies

General

These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada, using the same accounting policies as outlined in Note 2 to the most recent audited consolidated financial statements for the year ended September 30, 2007. These unaudited interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2007.

In the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated loss and comprehensive loss, and consolidated cash flows as at March 31, 2008 and for all periods presented, have been made. All amounts herein are expressed in Canadian dollars unless otherwise noted.

Basis of consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada, and include the accounts of the Company and each of its wholly-owned subsidiaries, PhotoChannel Capital Inc., PhotoChannel Management Inc., Pixology Limited, Pixology Software Limited and Pixology Incorporated.

All material intercompany balances and transactions are eliminated upon consolidation.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

Reporting currency and foreign currency translation

These consolidated financial statements are reported in Canadian dollars. Foreign currency denominated revenues and expenses are translated using average rates of exchange during the period. Foreign currency denominated assets and liabilities are translated at the rate of exchange in effect at the balance sheet date.

The Company translates the assets and liabilities of self-sustaining foreign operations to Canadian dollars at the rate of exchange prevailing at the balance sheet dates and revenues and expenses of those operations are translated using the average rates of exchange during the period. Gains and losses resulting from these translation adjustments for the self-sustaining foreign operations are recorded in accumulated other comprehensive loss, a component of shareholders’ equity, until there is a realized reduction in the net investment in the foreign operation.

Changes in accounting policies

(a)	Capital Disclosures

Effective October 1, 2007, the Company adopted the recommendations included in the Canadian Institute of Chartered Accountants (“CICA”) handbook, section 1535, Capital Disclosures. The new standard requires disclosure of qualitative and quantitative information that enables users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital. The additional disclosures, required as a result of the adoption of these standards, have been included in Note 8, Capital management.

(b)	Financial Instruments

On October 1, 2007, the Company adopted CICA Handbook Section 3862, Financial Instruments - Disclosures and section 3863, Financial Instruments - Presentation.

Section 3862 requires disclosure about the significance of financial instruments for an entity’s financial position, the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.

Sections 3862 and 3863 replace Section 3861, Financial Instruments - Disclosure and Presentation.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

(c)	Accounting Changes

On October 1, 2007, the Company adopted the recommendations of CICA Section 1506 Accounting Changes. This Handbook section provides for expanded disclosures to be made relating to changes in accounting policies, accounting estimates and corrections of errors. Under the new standard, accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policy are made only when required by a primary source of GAAP or the change results in more relevant and reliable information. The Company has not had any such changes which impact the interim financial statements.

(d)	Determining whether a contract is routinely denominated in a single currency

Effective January 1, 2008, the Company adopted CICA Emerging Issues Committee (EIC) 169, Determining whether a contract is routinely denominated in a single currency. EIC 169 provides guidance on how to interpret one particular requirement of CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement relating to the accounting for contracts entered into which are denominated in a foreign currency. The adoption of this EIC had no impact on the Company’s consolidated financial statements.

(e)	Inventories

Effective January 1, 2008, the Company adopted CICA Handbook Section 3031, Inventories, which has replaced Section 3030 with the same title. This Section aligns Canadian GAAP with International Financial Reporting Standards and establishes four basic principles: Inventory should be measured at the lower of cost and net realizable value; the cost of inventory includes costs directly attributable to its acquisition as well as an appropriate portion of fixed and variable production overheads; if the units in inventory are interchangeable, their cost should be determined using either a first-in first-out or weighted average cost formula; and write-downs of inventory to its net realizable value should be reversed if the value subsequently recovers. The adoption of this Handbook Section had no impact on the Company’s consolidated financial statements.

3.	Recently issued accounting standards

CICA Handbook Section 3064, Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets which will replace Handbook Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. This revision aligns Canadian GAAP with International Financial Reporting Standards and establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This section applies to fiscal years beginning October 1, 2008 and will be adopted by the Company on that date. Management is currently in the process of determining the impact of this standard on the Company’s consolidated financial statements.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

4.	Seasonality of operations

Demand for photofinishing products is highly seasonal, with a significant proportion of recurring revenues being generated during the Company’s first fiscal (fourth calendar) quarter. The Company’s limited operating history, coupled with its rapid growth may have overshadowed seasonal or cyclical factors which might have influenced business to date. Due to the seasonal nature of our business, the results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the fiscal year.

5.	Acquisition of Pixology PLC

On July 2, 2007, the Company acquired all of the outstanding shares of Pixology PLC (“Pixology”), a company incorporated in England and Wales and a provider of software and online solutions for the digital photography industry. The Company paid cash of $18,657,729, including transaction costs of $1,170,442.

The acquisition of Pixology gives the Company global reach and an international presence in the delivery of solutions for online printing. In addition, it expands the Company’s product offerings into the important kiosk software market providing access to well established market-proven technology that could otherwise take up to two years to develop at an estimated cost of $2,000,000.

The preliminary purchase price allocation summarizing the estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition is as follows:

Cash and cash equivalents	$8,146,421
Other current assets	4,055,407
Property and equipment	462,104
Intangible assets - acquired software	3,923,616
Intangible assets - customer relationships	3,018,549
Goodwill	5,135,490
Current liabilities	(5,959,518)
Asset retirement obligations	(124,340)
Net identifiable assets and liabilities acquired for cash	$18,657,729

The factors that contributed to the recognition of goodwill included securing access to development synergies, cost saving opportunities, access to additional markets around the world and the acquisition of a talented workforce.

This preliminary purchase price allocation is based on initial calculations by management of the fair value of assets and liabilities as of July 2, 2007. The final purchase price allocation is dependent on the finalization of valuations of certain intangible assets acquired, including customer relationships. Management expects to complete these valuations during the third quarter of fiscal 2008.

Any final adjustment may change the purchase price allocation, which could materially affect the residual value attributed to goodwill. None of the goodwill arising on the acquisition of Pixology is deductible for tax purposes.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

6.	Asset retirement obligation

The following table summarizes the changes in the balance of asset retirement obligation during the period ended March 31, 2008:

Balance, September 30, 2007	$120,699
Accretion expense included in general and administration expenses	4,463
Impact of foreign currency translation	480
Balance, March 31, 2008	$125,642

The asset retirement obligation relates to the Company’s requirement to restore leased premises to their original condition at the end of the lease term. The obligation is expected to be settled at the end of the lease term in 2008. The credit-adjusted risk-free interest rate used to discount the estimated cash flows was 7.5%.

7.	Financial instruments

The Company is exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivable, settlement of liabilities and management of cash and cash equivalents.

The Company has established policies and procedures to manage these risks, with the objective of minimising any adverse effects that changes in these variables could have on the consolidated financial statements.

Classification of financial instruments

The Company has made the following classifications for its financial instruments:

•	Cash and cash equivalents are classified as "Assets held for trading” and are measured at fair value at the end of each period with any resulting gains or losses recognized in operations;
•
Accounts receivable are classified as “Loans and receivables” and are recorded at amortized cost, which upon their initial measurement is equal to their fair value. Subsequent measurement of trade receivables is at amortized cost, which usually corresponds to the amount initially recorded less any allowance for doubtful accounts; and

•	Accounts payable and accrued liabilities are classified as "Other financial liabilities” and are measured at amortized cost.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable.   The Company maintains cash and cash equivalents with various high credit quality financial institutions located in Canada and the United Kingdom.  The Company’s cash equivalents consist primarily of deposit investments with commercial banks in the United Kingdom. Of the amounts held with financial institutions on deposit, $397,068 is covered by either the Financial Services Compensation Scheme in the United Kingdom or the Canada Deposit Insurance Corporation, leaving $1,124,811 at risk should the financial institutions with which the deposits are held cease trading. The Company considers the likelihood of this happening to be remote.

The Company's accounts receivable are all from large, well-known retailers located in Canada, the United States and the United Kingdom.  Credit risk from accounts receivable encompasses the default risk of retail customers. Prior to accepting new customers, the Company assesses the risk of default associated with a particular company. In addition, on an ongoing basis, management monitor the level of accounts receivable attributable to each customer and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue.

Management does not believe that there is significant credit risk arising from any of the Company's customers; however, should one of the Company's main customers be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At March 31, 2008, three customers each account for 10% or more of total accounts receivable (September 30, 2007 - four customers).

Financial assets past due

At March 31, 2008, the Company does not consider any of its financial assets to be impaired.

The following table provides information regarding the ageing of financial assets that are past due but which are not impaired.

At March 31, 2008

	Financial assets that are past due but not impaired
	Neither past due nor impaired	31 - 60 days	61 - 90 days	91 days +	Carrying value on the balance sheet $

Accounts receivable	51%	26%	1%	22%	3,006,449

The definition of items that are past due is determined by reference to terms agreed with individual customers.  Of the 91 days+ balance at March 31, 2008, 13% has been subsequently collected and 19% relates to a company for which the Company is withholding payment of a corresponding amount.  None of the amounts outstanding have been challenged by the respective customer(s) and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach is to ensure that it has sufficient liquidity to meet its liabilities when due.

The Company does not have any borrowing or debt facilities and settles its financial obligations out of cash and cash equivalents as they fall due. The ability to do this relies on the Company collecting its accounts receivables in a timely manner and by maintaining sufficient cash on hand.

The Company manages liquidity risk through ongoing review of accounts receivable balances and the following up of amounts past due and the management of its cash and cash equivalents and their allocation between cash on hand and short-term deposit.

At March 31, 2008, the Company’s accounts payable and accrued liabilities were $5,281,762 all of which fall due for payment within twelve months of the balance sheet date.

Market risk

Market risk is the risk to the Company of adverse financial impact due to changes in the fair value of future cash flows of financial instruments as a result of fluctuations in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company generating revenues and incurring expenses in foreign currencies, holding cash and cash equivalents which earn interest and having operations based in the United Kingdom in the form of its wholly owned subsidiary, Pixology.

Interest rate risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents.  The Company’s objectives of managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can be obtained on short-notice.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

Currency risk

The Company generates revenues and incurs expenses and expenditures primarily in Canada, the United States and the United Kingdom and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks.  The Company does not utilise any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At March 31, 2008, through its wholly owned subsidiary, the Company had cash and cash equivalents of $914,868, accounts receivable of $1,389,590 and accounts payable of $3,300,886 which were denominated in UK £. In addition, at March 31, 2008, the Company had cash and cash equivalents of US$57,228, accounts receivable of US$536,497 and accounts payable of US$161,886.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net loss and other comprehensive loss for the period which a 5% change in foreign exchange rates or 0.5% change in interest rates during the period ended March 31, 2008 would have had.

This sensitivity analysis includes the following assumptions:

•	Changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter
•	Changes in market interest rates only affects interest received on cash and cash equivalents held on deposit
•	Changes in market interest rates do not cause a change in foreign exchange rates

The results of the sensitivity analysis can be seen in the following table:

	Impact on net loss $	Impact on other comprehensive loss $

Change of +/- 5% in US$ foreign exchange rate	+/- 46,000	-
Change of +/- 5% in UK£ foreign exchange rate	+/- 59,000	+/- 724,000
Change of +/- 0.5% in interest rates	+/- 9,800	-

The principal reason a change in UK£ exchange rates would impact other comprehensive loss so significantly is as a result of the Company’s significant net investment in its wholly owned, United Kingdom based self-sustaining subsidiary.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

Limitations of sensitivity analysis

The above table demonstrates the effect of either a change in foreign exchange rates or interest rates in isolation. In reality, there is a correlation between the two factors.

Additionally, the financial position of the Company may vary at the time that a change in either of these factors occurs, causing the impact on the Company’s results to differ from that shown above.

8.	Capital management

The Company considers its share capital, warrants, contributed surplus and capital lease obligations, which at March 31, 2008 totalled $82,225,967.

The Company manages its capital structure in order to ensure sufficient resources are available to meet day to day operating requirements; to allow it to enhance existing product offerings as well as develop new ones and to have the financial ability to expand the size of its operations by taking on new customers. In managing its capital structure, the Company takes into consideration various factors, including the seasonality of the market in which it operates, the growth of its business and related infrastructure and the upfront cost of taking on new clients.

The Company’s Officers and senior management take full responsibility for managing the Company’s capital and do so through quarterly meetings and regular review of financial information. The Company’s Board of Directors are responsible for overseeing this process.

Methods used by the Company to manage its capital include the issuance of new share capital and warrants which has historically been done through private placements primarily with institutional investors.

The Company is not subject to any externally imposed capital requirements.

9.	Accounts receivable

	As at March 31, 2008	As at September 30, 2007

Trade accounts receivable	$3,006,448	$3,927,420
Goods and services tax recoverable	128,067	45,443
Other	69,971	72,172
Total	$3,204,486	$4,045,035

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

10.	Share capital, stock options and loans receivable

a)	Consolidated statement of shareholders’ equity

	Capital stock		Other capital accounts
	Number of Common Shares	Amount	Contributed surplus	Warrants	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity

Balance - September 30, 2007	33,315,536	$65,293,214	$10,215,777	$4,961,826	$(62,050,122)	$(809,569)	$17,611,126
Issuance of shares on exercise of options	19,702	40,123	(11,357)	-	-	-	28,766
Stock-based compensation recorded in net loss	-	-	175,460	-	-	-	175,460
Loss for the period	-	-	-	-	(1,082,600)	-	(1,082,600)
Other comprehensive loss	-	-	-	-	-	(496,001)	(496,001)

Balance December 31, 2007	33,335,238	$65,333,337	$10,379,880	$4,961,826	$(63,132,722)	$(1,305,570)	$16,236,751

Issuance of shares on exercise of options	49,500	111,781	(46,780)	-	-	-	65,001
Stock-based compensation recorded in net loss	-	-	237,459	-	-	-	237,459
Loss for the period	-	-	-	-	(2,622,228)	-	(2,622,228)
Other comprehensive gain	-	-	-	-	-	525,776	525,776

Balance March 31, 2008	33,384,738	$65,445,118	$10,570,559	$4,961,826	$(65,754,950)	$(779,794)	14,442,759

b)	Options

The Company has a stock option plan (the “Plan”) which is described in note 11(e) to the most recent audited consolidated financial statements for the year ended September 30, 2007. The Plan grants to directors, employees and consultants of the Company the option to purchase common shares of the Company. The Plan allows for a maximum of 10% of the Company’s issued and outstanding common shares be reserved for issuance, less any previously granted and outstanding options. As at March 31, 2008, the Company has reserved 2,991,363 common shares. The exercise price of each option is determined by the market price of the Company’s stock on the date of the grant and an options’ maximum term is five years as determined by the rules of the TSX Venture Exchange. Options vest over eighteen (18) months.

During the six months ended March 31, 2008, 1,465,300 options (Six months ended March 31, 2007 - 745,000) were granted to directors, officers and employees of the Company. These options have an exercise price of $3.35, a term of 5 years and vest in equal amounts over 18 months. The weighted average fair value of each option issued was estimated at $0.90 at the grant date using the Black-Scholes option-pricing model. The option valuation was based on an average expected option life of 4 years, a risk-free interest rate of 2.68%, a dividend yield of nil% and an expected volatility of 29%.

Stock-based compensation expense of $237,459 was recorded for the three months ended March 31, 2008 in respect of all outstanding options.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

11.	Segment information

The Company has a single reportable segment based on the manner in which the Company has organized its operations and provision of financial information to senior management.

The Company’s sales by geographical area are as follows:

	Three Months Ended		Six Months Ended
Description	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007

Canada	$915,016	$1,049,446	$2,051,292	$2,178,666
United States	569,938	267,560	1,143,958	650,738
United Kingdom	1,769,001	-	4,357,299	-
Other	5,544	917	5,544	9,781

Total	$3,259,499	$1,317,923	$7,558,093	$2,839,185

Revenue is attributable to the geographic location of the Company’s customer. As at March 31, 2008 and September 30, 2007, the Company’s assets by geographical location are as follows:

	Canada	United Kingdom	Total
March 31, 2008
Property and equipment	$6,268,208	$346,351	$6,614,559
Goodwill and intangible assets	$-	$9,866,145	$9,866,145

September 30, 2007
Property and equipment	$2,354,737	$405,808	$2,760,545
Goodwill and intangible assets	$-	$10,934,845	$10,934,845

Major customers representing 10% or more of the Company’s sales for the period are as follows:

	Three Months Ended		Six Months Ended
Description	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007

Customer A	$920,158	$777,073	$2,363,800	$1,556,399
Customer B	$802,312	$-	$1,781,385	$-
Customer C	$332,471	$214,707	$786,121	$545,314
Customer D	$220,307	$193,722	$409,052	$423,739

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

12.	Related Party Transactions

During the six month period ended March 31, 2008, the Company advanced loans to officers of the Company in the amount of $68,000 with interest payable at a rate of 7% per annum. Included in accounts receivable at March 31, 2008 is $69,971, comprising the principal amount and accrued interest. These loans fall due for repayment within one year from the date of issue. At September 30, 2007, an amount of $48,615 was due from an officer of the Company. This amount was repaid in full on October 25, 2007.

During the six month period ended March 31, 2008, the Company incurred legal fees of $65,968 (period ended March 31, 2007 - $74,863) for services provided by a law firm of which a director of the Company is a partner. Accounts payable and accrued liabilities at March 31, 2008 included $21,862 (September 30, 2007 $47,334) related to these services.

During the six month period ended March 31, 2008, the Company incurred expenses in relation to setting up e-mail marketing campaigns on behalf of a number of our retail customers of $37,360 (Period ending March 31, 2007 - $nil) with a company of which a director of the Company is Chairman and Chief Executive Officer. Accounts payable and accrued liabilities at March 31, 2008 included $9,230 (September 30, 2007 - $nil) related to these services. The amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

13.	Revenue

	Three Months Ended		Six Months Ended
Description	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007

Transaction fees	$1,904,819	$717,589	$4,923,301	$1,761,784
Installation fees	985,073	280,056	1,958,136	423,119
Membership fees	155,365	235,163	325,687	467,642
Professional fees	119,844	70,115	256,571	156,633
Archive fees	94,398	15,000	94,398	30,007
Total	$3,259,499	$1,317,923	$7,558,093	$2,839,185

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

14.	Capital lease obligations

On March 19, 2008, the Company entered into a capital lease to acquire certain items of computer equipment. The amount outstanding under this capital lease at the period end is as follows:

	As at March 31, 2008	As at September 30, 2007

Computer equipment under capital lease, bearing interest at 20.51% per annum	$1,248,464	$-

Minimum payments

Future minimum lease payments at March 31 are as follows:

March 31, 2008

Remainder of fiscal 2008	$369,381
2009	490,072
2010	490,072
2011	245,036
1,594,561

Less: Amounts representing interest	(346,097)
Present value of lease obligation	1,248,464

Less: Current portion	(614,417)

Long-term portion of lease obligation	$634,047

15.	Reconciliation to accounting principles generally accepted in the United States of America

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (“US GAAP”).

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

The reconciliation of the loss for the year based on Canadian GAAP to US GAAP is as follows:

(a)	The reconciliation between Canadian GAAP and US GAAP of the net loss for the period is as follows:

	Three Months Ended		Six Months Ended
	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007

Net loss for the period under Canadian GAAP	$(2,622,228)	$(717,544)	$(3,704,828)	$(754,735)
Change in fair value of embedded foreign currency derivatives relating to warrants	3,551,089	-	3,466,840	-
Net profit (loss) for the period under U.S. GAAP	928,861	(717,544)	(237,988)	(754,735)

Other comprehensive gain:

Unrealized foreign exchange gain on translation of self-sustaining foreign operations	525,776	-	29,775	-
Comprehensive profit (loss) under U.S. GAAP	$1,454,637	$(717,544)	$(208,213)	$(754,735)
Basic and fully diluted loss per share under U.S. GAAP	$0.03	$(0.03)	$(0.01)	$(0.03)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

(b)	The reconciliation of the balance sheet between Canadian GAAP and U.S. GAAP is as follows:

	March 31, 2008		September 30, 2007
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

ASSETS
Current assets	$5,201,901	$5,201,901	$11,973,425	$11,973,425
Intangible assets	4,984,187	4,984,187	6,067,614	6,067,614
Goodwill (note f)	4,881,958	11,393,021	4,867,231	11,378,294
Other long-term assets	6,670,686	6,670,686	2,850,349	2,850,349
Total assets	$21,738,732	$28,249,795	$25,758,619	$32,269,682

LIABILITIES & SHAREHOLDERS’ EQUITY
Current liabilities	$6,386,319	$6,386,319	$7,855,584	$7,855,584
Warrants liability (note d)	-	1,226,897	-	4,693,737
Long-term liabilities	909,654	909,654	291,909	291,909

SHAREHOLDER’S EQUITY
Share capital	65,445,118	65,336,958	65,293,214	65,185,054
Warrants (note d)	4,961,826	-	4,961,826	-
Contributed surplus (note d)	10,570,559	12,928,560	10,215,777	12,573,778
Deficit (note d, f)	(65,754,950)	(57,758,799)	(62,050,122)	(57,520,811)
Accumulated other comprehensive loss	(779,794)	(779,794)	(809,569)	(809,569)
	$21,738,732	$28,249,795	$25,758,619	$32,269,682

(c)	Stock-based compensation

Effective October 1, 2004, the Company adopted FAS No. 123, Accounting for Stock-Based Compensation, as subsequently revised by FAS No. 123(R) (“FAS 123(R)”), Share-Based Payment, effective October 1, 2006. The adoption of FAS 123(R), effective October 1, 2006 under the modified prospective method, had no material impact on the Company’s financial position or results of operations. Under US GAAP, the Company recognizes the grant-date fair value of stock-based compensation awards granted to employees and directors over the requisite service period for all awards granted, modified, repurchased or cancelled after October 1, 2004 and the unvested portions of outstanding awards as at October 1, 2004. The Company also adopted CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments effective October 1, 2004 for awards granted on or after October 1, 2002.

As a result of these new accounting standards in Canada and the United States, there are no material GAAP differences related to the Company’s stock-based compensation awards during the period ended March 31, 2008 and 2007.

At March 31, 2008, the total compensation cost related to non-vested awards not yet recognized was $1,256,241, which will be recognized over the remaining vesting period of 17 months.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

(d)	Warrant Liability

Under US GAAP, the Securities Exchange Commission (“SEC”) determined that it is not possible to treat as equity, warrants whose exercise price currency denomination is different from the functional currency of the entity. The SEC generally views such instruments as derivative liabilities. Therefore, the Company applied FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and allocated the fair value of warrants issued whose exercise price currency denomination is different than the Company’s functional currency as a liability, to be carried at fair value, with changes in fair value to be recorded in operations. The change in fair value of these warrants for the six month period ended March 31, 2008 was $3,446,840 and was recognised through the income statement.

(e)	Cash flow statements

The Canadian accounting standard for the preparation of cash flow statements is consistent with the guidance provided by International Accounting Standard (IAS) 7, and accordingly, the cash flow statements presented herein have not been reconciled to US GAAP under the accommodation provided by the SEC.

(f)	Redemption of Limited Partnership units

During the year ended September 30, 2004, the Company redeemed limited partnership units and recorded the cost as a charge to deficit for Canadian GAAP purposes. Under US GAAP, the Company applied SFAS No. 141, “Business Combinations”, and allocated the cost of issuing the common shares and share purchase warrants to goodwill, after first considering any allocation to tangible and intangible assets acquired. This resulted in an increase of $6,511,063 in goodwill and shareholders’ equity. The Company applies SFAS No. 142, “Goodwill and Other Intangible Assets”, in determining if there is any impairment in value. As at March 31, 2008, no impairment in value has been recorded to date.

(g)	Accounts receivable

No allowance for doubtful accounts has been included against accounts receivable during the six month period ended March 31, 2008 (March 31, 2007: $Nil).

(h)	Income taxes

The Company follows the liability method with respect to accounting for income taxes. Deferred tax assets and liabilities are determined based on temporary differences between the carrying amounts and the tax basis of assets and liabilities. Deferred income tax assets and liabilities are measured using enacted tax rates that will be in effect when these differences are expected to reverse. Deferred income tax assets are reduced by a valuation allowance, if based on the weight of available evidence; it is more likely than not that some portion or all of the deferred tax assets will not be realized.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

In July 2006, the Financial Accounting Standards Board (the “FASB”) issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or “FIN 48”, which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on the de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure requirements for uncertain tax positions. The Company adopted the provisions of FIN 48 beginning October 1, 2007.

We file income tax returns in the U.S., Canada and the United Kingdom. We are subject to income tax examination by tax authorities in all jurisdictions from our inception to date. Our policy is to recognize interest expense and penalties related to income tax matters as tax expense. At March 31, 2008, we do not have any significant accruals for interest related to unrecognized tax benefits or tax penalties. Based on the Company’s evaluation, there are no significant uncertain tax positions requiring recognition in accordance with FIN 48.

(i)	Commitments:

During the six month period ended March 31, 2008, the Company incurred operating lease expenses of $655,542 (Period ended March 31, 2007 - $71,764).

(j)	Recent U.S. announcements

FASB 157 - Fair Value Measurement

FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. These definitions would be applied effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently assessing the impact of this statement.

FASB 159 - The Fair Value for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FAS No. 159, The Fair Value for Financial Assets and Financial Liabilities ("FAS No. 159"). FAS No. 159 permits entities to choose to measure financial assets and liabilities, with certain exceptions, at fair value at specified election dates. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. FAS No. 159 is effective for the Company in fiscal years beginning October 1, 2008. The Company is currently evaluating the impact of FAS No. 159 on its consolidated financial position and results of operations.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

FASB 141(R) - Business Combinations

In December 2007, the FASB issued FAS No. 141(R), Business Combinations ("FAS 141(R)”). FAS 141(R) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. FAS 141(R) also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is effective for the Company in fiscal years beginning October 1, 2009. This standard will only be applicable to acquisitions after October 1, 2009. While the Company has not yet evaluated this statement for the future impact of FAS 141(R), the Company does not expect FAS 141(R) to have any impact on its consolidated financial position and results of operations related to its current businesses.

FASB 160 - Non-controlling Interests in Consolidated Financial Statements

In December 2007, the FASB issued FAS No. 160, Non-controlling Interests in Consolidated Financial Statements.  FAS 160 requires ownership interests in subsidiaries held by other parties to be classified as equity in the consolidated financial statements and changes in ownership interests in a subsidiary to be accounted for as equity transactions. Deconsolidation of a subsidiary is to be accounted for at fair value.  FAS 160 is applicable for fiscal years beginning on or after December 15, 2008 on a prospective basis, except for the presentation and disclosure requirements which are to be applied to all periods presented.  The Company does not currently have any partially owned subsidiaries and does not expect, based on its current structure, the adoption to have any significant impact.

FASB 162 - The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (“FAS 162”). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for non-governmental entities. For non-governmental entities, the guidance in FAS 162 replaces that prescribed in Statement on Auditing Standards (SAS) No. 69, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles and becomes effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the impact of FAS No. 162 on its consolidated financial position and results of operations

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

FASB Staff Position 142-3, "Determination of the Useful Life of Intangible Assets"

This FASB Staff Position (FSP) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), Business Combinations, and other U.S. generally accepted accounting principles (GAAP).

This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in paragraphs 7-11 of this FSP shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements in paragraphs 13-15 shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date.

FASB Staff Position 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13"

Issued in February 2008, this FASB Staff Position (FSP) amends FASB Statement No. 157, Fair Value Measurements, to exclude FASB Statement No. 13, Accounting for Leases, and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under FASB Statement No. 141, Business Combinations, or No. 141 (revised 2007), Business Combinations, regardless of whether those assets and liabilities are related to leases. The Company is currently evaluating the impact of FSP FAS No. 157-1 on its consolidated financial position and results of operations

FASB Staff Position 157-2, "Effective Date of FASB Statement No. 157"

Issued in February 2008, this FASB Staff Position (FSP) delays the effective date of FASB Statement No. 157, Fair Value Measurements, for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.

Date: May 30, 2008

/s/ Robert Chisholm

CFO